Concerned Shareholders of Cano Health Urge Company to Reopen Window for Nominating Director Candidates at 2023 Annual Meeting

Resignation of Three Directors Owning ~36% of Company, Material New Disclosures and Other Emerging Governance Issues Have Drastically
Changed Circumstances and Necessitate Allowing Shareholders to Vote on an Alternative Board

NEW YORK and MIAMI, April 17, 2023 -- Elliot Cooperstone, Lewis Gold and Barry Sternlicht (collectively with certain of their affiliates, the "Group" or "we"), who recently resigned as members of the Board of Directors (the "Board") of Cano Health, Inc. ("Cano" or the "Company") (NYSE: CANO), today issued the following statement:

"Since issuing our open letter on April 10th, we have received an outpouring of support from fellow Cano shareholders, who clearly share our concerns and want a leadership overhaul at the Company. We believe that significantly more than a majority of the shareholder base already supports our case for urgent change.

In the face of such significant dissatisfaction, we believe it is imperative that the Board take immediate steps to heed the will of shareholders. That is why we have sent a letter to the Board demanding that it reopen the window for the nomination of director candidates and making of other proposals at the 2023 Annual Meeting of Stockholders (the "Annual Meeting"). The Group is prepared to promptly submit a notice seeking, among other things, to nominate high-integrity and well-qualified directors at the Annual Meeting and to bring forth other proposals, including the removal of one or more directors for cause, pursuant to Section 141(k) of the Delaware General Corporation Law.

While we would typically respect the bylaw provisions around the timing of nominations and proposals, this is an extremely unique situation that justifies extraordinary action. Drastically changed circumstances – including the creation of a Special Committee of the Board to exclude us from decision-making, followed by our resignations and the emergence and disclosure of additional self-dealing and concerning related-party transactions that were not previously disclosed – have cast serious doubt on the credibility and fitness of the current Board and CEO Marlow Hernandez. We believe that the Company's terrible performance, with Cano's total return to shareholders being -83% over the prior 12 months[1], is directly correlated to the Board's failure to oversee Dr. Hernandez and adequately police the myriad related-party transactions he has orchestrated.

If the incumbent directors refuse to allow shareholders to vote on an alternative Board slate at the Annual Meeting and bring forth other proposals, we believe that they will clearly be guilty of entrenchment, blindly supporting a deeply tarnished CEO and blatantly disregarding the obvious will of shareholders. We urge the Board's members to take stock of this situation in an unbiased manner and consider their fiduciary duties and personal reputations in determining the path they choose."

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[1] As of March 30, 2023.

As a reminder, shareholders can privately contact the Company and request that their feedback be shared with the full Board by emailing investors@canohealth.com.

Shareholders may also reach the Group at CanoInvestorGroup@longacresquare.com. The Group will keep all conversations confidential, unless otherwise instructed.

Contacts

Investors:

HKL & Co., LLC
Peter Harkins, Jr. / Jordan Kovler
Toll-Free: (800) 326-5997
CANO@hklco.com

Media:

Longacre Square Partners
Greg Marose / Joe Germani
gmarose@longacresquare.com / jgermani@longacresquare.com

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